

Mail Stop 3233

June 14, 2018

Mr. Robert F. Barton
Chief Financial Officer
American Assets Trust, Inc.
11455 El Camino Real, Suite 200
San Diego, CA 92130

> **Re:** **American Assets Trust, Inc.**
> **Form 10-K**
> **Filed February 16, 2018**
> **Form 8-K**
> **Filed May 1, 2018**
> **File No. 001-35030**

Dear Mr. Barton:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed May 1, 2018

Exhibit 99.1

1. We note that you present Same-Store Net Operating Income on a "GAAP" basis on page 3. Net operating income is not a GAAP measure and should not be labeled as such. To the extent that this measure is presented in future filings, please include a reconciliation to the most directly comparable GAAP measure. Provide us with your proposed disclosure. Please note that this comment is applicable to all non-GAAP measures presented in Exhibits 99.1 and 99.2 that include "GAAP Basis" in their name.

Robert F. Barton
American Assets Trust, Inc.
June 14, 2018
Page 2

Exhibit 99.2

Same-Store Portfolio NOI Comparison with Redevelopment, page 11

2.   To the extent that you present the same-store portfolio NOI comparison with
       redevelopment in future filings, please include a presentation of the most directly
       comparable GAAP measure and a reconciliation to that measure. Provide us with your
       proposed disclosure.

Property Revenue and Operating Expenses, page 14

3.   We note that you have made adjustments to property level revenue and operating
       expenses disclosed on pages 14 and 15 and it appears that these measures are now non-
       GAAP. Please provide a reconciliation to the most directly comparable GAAP measure
       for each of the non-GAAP measures presented. Provide us with your proposed
       disclosure.

Market Capitalization, page 18

4.   We note that you present "Total assets, gross" and use this measure to calculate certain
       debt ratios. Since depreciation has been excluded from your asset base, "Total assets,
       gross" is a non-GAAP measure. Please revise your disclosure to include a reconciliation
       to the most directly comparable GAAP measure. Provide us with your proposed
       disclosure and tell us why you believe a measure calculated based on undepreciated real
       estate assets provides useful information to your investors.

       We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

       You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3856 with any
questions.

                                        Sincerely,

                                        /s/ Shannon Sobotka

                                        Shannon Sobotka
                                        Staff Accountant
                                        Office of Real Estate and
                                        Commodities